UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-56380

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	ZRCN Inc.
Former name if applicable
Address of principal executive office	1580 Dell Avenue
City, state and zip code	Campbell, CA 95008

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than 5 days after its original due date; however, the registrant will not meet the 5 day reporting deadline and will file its financial statements on Form 10-Q as soon as possible.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeff Parsons	(408)	963-4589
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 2, 2025, the Audit Committee of the Board of Directors of ZRCN Inc. (the “Company”) received formal notice from Assurance Dimensions Inc. (“AD”) that, in conjunction with its exit from providing audit services to publicly traded companies, AD had made the decision to resign as the Company’s PCAOB accountant effective May 2, 2025.

On May 12, 2025, the Company’s Audit Committee and Management engaged Kreston, GTA PC., (Kreston) as the Company’s independent registered PCAOB accounting firm for the financial reporting period ending March 31, 2025, subject to completion of Kreston’s standard client acceptance procedures.

As a result of these two events ZRCN Inc. was delinquent in filing its financial statements on Form 10-K for the year ending March 31, 2025, resulting in a filing date of September 10, 2025 and a delinquency in filing its financial statements on subsequent Forms 10-Q. As of August 24, 2026, the Company has filed its financial statements on Forms 10-Q for the three months ended June 30, 2025, September 30, 2025 and December 31, 2025 and is still working to file its annual financial statements on Form 10-K for the fiscal year ended March 31, 2026 and its financial statements on Form 10-Q for the three months ended June 30, 2026. The Company will file these delinquent financial statements by September 30, 2026. .

ZRCN Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 24, 2026		/s/ Jeff Parsons
	By:	Jeff Parsons
	Title:	Chief Financial Officer